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                                                                  EXHIBIT (a)(6)


October 3, 2000


Mr. David Berry
Chairman
Esenjay Exploration Company, Inc.
500 Dallas Street.
One Allen Center, Suite 2920
Houston, Texas 77002


Dear Mr. Berry:

This agreement sets forth our mutual understanding concerning technical and transaction services to be provided by Randall & Dewey, Inc. ("R&D") in connection with the strategic initiative of Esenjay Exploration Company, Inc. ("Esenjay").

1. Scope of Work. R&D will provide technical and transaction advisory services to assist Esenjay in generating, evaluating, negotiating and concluding opportunities involving the sale, exchange or merger of the common stock or assets of Esenjay (the "Properties"), or the acquisition of strategic-scale oil and gas assets or companies. For purposes of this Agreement, a Strategic Transaction will include any transaction involving the Properties, or an acquisition of oil and gas assets or companies valued at $20 million or greater. Any transaction resulting from an agreement or letter of intent with Brigham Exploration Company, Carrizo Oil & Gas, Inc. or Edge Petroleum Corporation, however, will not be a Strategic Transaction. Such a transaction, plus acquisitions of oil and gas assets or companies valued at less than $20 million, will be considered Excluded Transactions.

2. Services.

a) Technical - R&D will provide technical services that are specifically approved in writing by Esenjay. R&D will review and organize Esenjay's pertinent files for inspection by prospective purchasers. R&D will prepare geologic, engineering, commercial, operations and economic evaluations of the Properties for use in estimating market values. R&D will prepare pertinent data summaries for inclusion in confidential offering materials and will assemble supplemental data sets encompassing detailed accounting, contractual and technical information to be furnished to prospective purchasers, the form and content of which will be subject to Esenjay's approval. R&D will assist in operating a data room to accommodate

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prospective purchasers will provide geologic, engineering or other manpower support to assist these entities in reviewing and evaluating the data provided. As pertinent updated data becomes available, R&D will summarize it and distribute it to process participants. R&D will provide similar technical evaluations and market value estimates of merger candidates or oil and gas assets to assist Esenjay in concluding Strategic or Excluded Transactions.

b) Marketing - R&D will assess the marketability of the Properties, make specific packaging recommendations, develop a marketing strategy and propose a competitive process. R&D will prepare confidential offering materials, the form and content of which will be subject to Esenjay's approval. As requested by Esenjay, R&D will review Esenjay's draft confidentiality and purchase and sale agreements. R&D will identify prospective purchasers and screen interested buyers. R&D will arrange and conduct executive level meetings to determine buyer interest. R&D will distribute offering materials, schedule data room visits, respond to purchaser information requests, maintain contact with prospective purchasers and establish and maintain an appropriate competitive atmosphere. As requested by Esenjay, R&D will evaluate offers received, assist in negotiating preliminary and definitive agreements and help Esenjay resolve due diligence issues.

3. Term. The Initial Term of this Agreement shall be for three (3) months from October 1, 2000 through December 31, 2001. Thereafter it will be extended month-to-month unless and until either party notifies the other in writing of its cancellation.

4. Cost Reimbursement. Esenjay will reimburse R&D upon submission of invoices supported by appropriate documentation, for its reasonable out-of-pocket expenses, exclusive of overhead and salaries, specifically and directly incurred on Esenjay's behalf.

5. Compensation.

a) Advisory Fee - Esenjay will pay R&D an advisory fee of one hundred fifty thousand dollars ($150,000) upon the execution of this agreement.

b) Transaction Fee - Esenjay will pay R&D a Transaction Fee, if during the Term of this Agreement, or within six (6) months following the termination hereof, Esenjay enters into an agreement or letter of intent with any company executing a confidentiality agreement related to scope of work contemplated by this Agreement. Esenjay shall, upon the closing of such sale, exchange or merger transaction pay to R&D in cash in accordance with the table below.

         Transaction                Incremental
         Value                      Transaction Fee
         -----------                ---------------
         Up to $56.7MM............. 0.75 percent

         More than $56.7MM......... 0.75 percent of the entire amount plus three fourths of 1.5 percent of
                                    the amount over $56.7MM

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For the purposes of illustration, a Transaction Fee for a transaction with a
"Transaction Value" of $95MM would be calculated as follows:

(0.0075*95MM)+[0.015*0.75*(95MM-56.7MM)]=$712,500+$430,875=$1,143,375.

Transaction Value is defined as the sale price, exchange value or merger value presented to and approved by the Esenjay Board of Directors for the Properties sold, exchanged or merged under this agreement.

Esenjay will pay R&D two hundred thousand dollars ($200,000) in addition to the advisory stated in paragraph 5a), if during the Term of this Agreement, or within six (6) months following the termination hereof, Esenjay enters into an agreement or letter of intent with any company not executing a confidentiality agreement related to scope of work contemplated by this Agreement but that was contacted by R&D or received marketing material prepared by R&D or marketing material on whose preparation R&D advised. This payment will be made when the contemplated transaction is closed.

Esenjay will approve in writing the companies that R&D contacts. This approval will not be unreasonably withheld. If Esenjay does not approve the company contact and concludes a transaction under conditions not described in the above paragraph, Esenjay will pay no transaction fee.

c) Technical Fees - Technical Fees for services provided by R&D to Esenjay will be accumulated for the actual hours spent on such activities according to the following schedule.

 $/Hour
                   Project Vice President                          100
                   Engineer hours                                   90
                   Geologist hours                                  90
                   Operations Specialist hours                      65
                   Commercial Analyst/Technician hours              45
                   Data Room Manager hours                          20

Such charges will be based solely on professional and technical hours required for the task and requested by Esenjay. There will be no hourly charges for supervisory or secretarial time. R&D will maintain accurate records of technical fees and submit a monthly informational invoice to Esenjay. Technical fees will not exceed one hundred thousand dollars ($100,000.00) without the prior permission of Esenjay.

Technical Fees will be payable by Esenjay to R&D in cash if (i) Esenjay concludes its strategic initiative through one or more Excluded Transactions, or
(ii) Esenjay terminates its strategic initiative without concluding any Strategic Transaction.

6. Indemnification. The parties acknowledge that the data used by R&D has been provided by Esenjay to perform technical and marketing services with the understanding that (i) R&D will disclaim all warranties, both express and implied, to the prospective purchasers reviewing the


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data, and (ii) although R&D will use reasonable efforts to assemble the data in an appropriate form for independent evaluation by the prospective purchasers, consistent with industry custom and standards, R&D cannot guarantee the sufficiency or accuracy of the data, and (iii) because R&D has not been engaged to verify the accuracy of the data or the Properties that the data represents due to the voluminous amounts of information required to do so within the schedule agreed upon by the parties, R&D's responsibilities for the data are limited as further expressed in the indemnities below.

In consideration of the engagement of R&D pursuant to this Agreement (hereinafter referred to as "Engagement"), Esenjay agrees to defend, indemnify and hold harmless R&D and its affiliates, officers, directors, employees, consultants and agents (hereinafter referred to collectively as "R&D") from and against any and all claims, losses, damages, causes of action, suits and liability of every kind, including reasonable attorneys' fees and other costs of litigation (hereinafter referred to collectively as "Claims") arising out of such Engagement. However, Esenjay will not be liable for any Claims that result directly from R&D's gross negligence, willful misconduct or intentional misrepresentation, in which case R&D will defend, indemnify and hold harmless Esenjay and its affiliates, officers, directors, employees, consultants and agents (hereinafter referred to collectively as "Esenjay") from and against any and all claims, losses, damages, causes of action, suits and liability of every kind, including reasonable attorneys' fees and other costs of litigation (hereinafter referred to collectively as "Claims") arising out of such Engagement.

7. Publicity. The parties agree that should Esenjay sell the Properties as a result of the efforts of R&D pursuant to this Agreement, R&D may advertise the services in a form agreed to by Esenjay.

8. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Texas.

If this Agreement accurately represents your understanding of the terms and conditions of these services, please execute below, keeping one original for your files and returning the second to R&D.

Very truly yours,

/s/ KENNETH W. DEWEY

Kenneth W. Dewey


Agreed and Accepted this 9th day of October, 2000 by Esenjay Exploration Company, Inc.

            /s/ DAVID W. BERRY             (Signature)
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                David W. Berry             (Name)
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                   Chairman                (Title)
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